

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

Via E-mail
Peter J. Moerbeek
Executive Vice President, Chief Financial Officer
Primoris Services Corporation
2100 McKinney Avenue
Suite 1500
Dallas, TX 75201

> **Re:** **Primoris Services Corporation**
> **Registration Statement on Form S-3**
> **Filed May 27, 2011**
> **File No. 333-174602**

Dear Mr. Moerbeek:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

About This Prospectus, page 1

1. We note your statement that "[w]e have not independently verified their data" when referring to third party market data and industry statistics in the penultimate paragraph on page one. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise your disclosure accordingly.

2. We note your statement that you qualify certain information presented in your prospectus by reference to the General Corporation Law of the State of Delaware. Please note that you may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C. Please remove this reference accordingly.

Risk Factors, page 4

3. We note the last two sentences contained in the only paragraph in this section. Please note that all known material risks should be described. If risks are not deemed material they should not be described. Please revise your disclosure accordingly.

Selling Shareholders, page 10

4. Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received. Refer to Compliance and Disclosure Interpretations – Securities Act Rules, Question 228.03, available in the Corporation Finance section of our website. Additionally, please also state the amount of common stock owned by each selling shareholder prior to the offering, the amount to be offered for each selling shareholder's account, and the amount and (if one percent or more) the percentage of common stock to be owned by each selling shareholder after completion of the offering. Refer to Item 507 of Regulation S-K.

5. For any of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company's securities. Refer to Compliance and Disclosure Interpretations – Regulation S-K, Question 140.02, available in the Corporation Finance section of our website.

6. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

- that the selling shareholders purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

Legal Matters, page 36

7. Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

Exhibits, page II-3

8. Please tell us why you have included a Form of Underwriting Agreement in the exhibit index.

Undertakings, page II-4

9. Please revise to only include the undertakings applicable to this offering. In this regard, it is unclear to us why you have included the undertakings related to Rule 430A and Rule 430B.

Exhibit 5.1 – Legal Opinion of Baker Hostetler

10. In the last sentence of the first paragraph, we note that counsel states that the shares of common stock have a par value of $0.001 and that you state in the registration fee table that the shares of common stock have a par value of $0.0001. Please advise or reconcile this apparent discrepancy.

11. Please tell us why counsel believes it needs to include in its opinion the assumptions contained in paragraphs (a) and (b) on page one, otherwise, please arrange for counsel to remove these assumptions. Please note that we may have additional comments based on your response.

12. We note that the opinion is dated May 27, 2011 and that counsel limits its opinion to "the date hereof." Please arrange for counsel to update the opinion before the date of effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Jeffrey P. Berg, Esq.
        Baker & Hostetler LLP
        12100 Wilshire Boulevard
        15th Floor
        Los Angeles, CA 90025